Exhibit 99.1

TECHFORGE CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE(S)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID: 7357)	F-2
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2026 AND 2025	F-3
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS FOR THE YEAR ENDED JUNE 30, 2026 AND THE PERIOD FROM FEBRUARY 28, 2025 (DATE OF INCORPORATION) TO JUNE 30, 2025	F-4
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY FOR THE YEAR ENDED JUNE 30, 2026 AND THE PERIOD FROM FEBRUARY 28, 2025 (DATE OF INCORPORATION) TO JUNE 30, 2025	F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED JUNE 30, 2026, AND THE PERIOD FROM FEBRUARY 28, 2025 (DATE OF INCORPORATION) TO JUNE 30, 2025	F-6
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	F-7 - F-20

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

TECHFORGE CO., LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Techforge Co., Ltd. and its subsidiaries (the “Group”) as of June 30, 2026 and 2025, the related consolidated statements of operations and comprehensive loss changes in shareholder’s deficit and cash flows for the year ended June 30, 2026 and for the period from February 28, 2025 (Date of incorporation) to June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of June 30, 2026 and 2025, and the results of its operations and its cash flows for the year ended June 30, 2026 and for the period from February 28, 2025 (Date of incorporation) to June 30, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Group Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Edston Global PAC

We have served as the Group’s auditor since 2026

Singapore

November 10, 2026

F-2

TECHFORGE CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for number of shares or otherwise noted)

	As of June 30,
	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$205,899	$104,808
Accounts receivable	13,729	-
Prepaid expenses and other current assets	11,118	1,507
TOTAL CURRENT ASSETS	230,746	106,315

NON-CURRENT ASSETS:
Property and equipment, net	46,069	-
Intangible assets, net	483,412	-
TOTAL NON-CURRENT ASSETS	529,481	-
TOTAL ASSETS	$760,227	$106,315

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$737,886	$-
Accounts payable	41,742	-
Contract liabilities	3,592	30,027
Accrued expenses and other current liabilities	242,421	11,132
Due to a related party	17,857	-
TOTAL CURRENT LIABILITIES	1,043,498	41,159

NON-CURRENT LIABILITY:
Deferred tax liabilities	64,946	-
TOTAL NON-CURRENT LIABILITY	64,946	-
TOTAL LIABILITIES	$1,108,444	$41,159

SHAREHOLDERS’ (DEFICIT) EQUITY:
Ordinary shares (par value of $0.0001 per share; 500,000,000 shares authorized, 10,000 and 10,000 shares issued and outstanding as of June 30, 2026 and 2025, respectively)	1	1
Subscription receivable	-	(1)
Additional paid-in capital	999,999	-
(Accumulated deficit) Retained earnings	(1,332,321)	65,174
Accumulated other comprehensive loss	(15,896)	(18)
TOTAL SHAREHOLDERS’ (DEFICIT) EQUITY	(348,217)	65,156
TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$760,227	$106,315

The accompanying notes are an integral part of these consolidated financial statements.

F-3

TECHFORGE CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in U.S. dollars, except for number of shares or otherwise noted)

	For the year ended June 30, 2026	For the period from February 28, 2025 (Date of incorporation) to June 30, 2025
REVENUE	$108,962	$-
OPERATING COSTS AND EXPENSES
Cost of revenue	(656,658)	-
Research and development expenses	(278,776)	-
Selling and marketing expenses	(281,897)	-
General and administrative expenses	(222,498)	(2,944)
LOSS FROM OPERATIONS	$(1,330,867)	$(2,944)

OTHER INCOME (EXPENSES):
Interest income	2,841	590
Other expense, net	(6,462)	(130)
Total other (expense) income, net	(3,621)	460

LOSS BEFORE INCOME TAXES	(1,334,488)	(2,484)

INCOME TAXES EXPENSE	63,007	-
NET LOSS	(1,397,495)	(2,484)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment, net of tax	(15,878)	(18)
TOTAL COMPREHENSIVE LOSS	$(1,413,373)	$(2,502)

Basic and diluted loss per share	$(139.75)	$(0.25)
Weighted average shares outstanding	10,000	10,000

The accompanying notes are an integral part of these consolidated financial statements.

F-4

TECHFORGE CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEAR ENDED JUNE 30, 2026 AND

THE PERIOD FROM FEBRUARY 28, 2025 (DATE OF INCORPORATION) TO JUNE 30, 2025

(Amounts in U.S. dollars, except for number of shares or otherwise noted)

	Ordinary shares		Subscription	Additional paid in	(Accumulated deficit)	Accumulated Other Comprehensive	Total Shareholders’ Equity
	Shares	Amount	Receivable	Capital	Retained earnings	Loss	(Deficit)
Balance as of February 28, 2025 (Date of incorporation)	-	$-	$	$-	$-	$-	$-
Issuance of ordinary shares	10,000	1	(1)	-	-	-	-
Acquisition of a subsidiary that does not constitute a business	-	-	-	-	67,658	-	67,658
Net loss	-	-	-	-	(2,484)	-	(2,484)
Foreign currency translation adjustment	-	-	-	-	-	(18)	(18)
Balance as of June 30, 2025	10,000	$1	$(1)	-	$65,174	$(18)	$65,156
Capital contribution from parent company	-	-	1	999,999	-	-	1,000,000
Net loss	-	-	-	-	(1,397,495)	-	(1,397,495)
Foreign currency translation adjustment	-	-	-	-	-	(15,878)	(15,878)
Balance as of June 30, 2026	10,000	$1	$-	999,999	$(1,332,321)	$(15,896)	$(348,217)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

TECHFORGE CO., LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for number of shares or otherwise noted)

	For the year ended June 30, 2026	For the period from February 28, 2025 (Date of incorporation) to June 30, 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,397,495)	$(2,484)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	18,404	-
Changes in operating assets and liabilities:
Accounts receivable	(13,319)	-
Prepaid expenses and other current assets	(9,242)	2,233
Accounts payable	40,496	-
Accrued expenses and other current liabilities	229,653	1,386
Contract liabilities	(27,274)	-
Deferred tax liabilities	63,007	-
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,095,770)	1,135

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(46,295)	-
Additions to software development	(485,785)	-
Acquisition of a subsidiary that does not constitute a business, net of cash acquired	-	102,922
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(532,080)	102,922

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	715,860	-
Receipts on behalf of a related party	17,324	-
Capital contribution from parent company	1,000,000	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,733,184	-

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(4,243)	751

Net change in cash and cash equivalents	101,091	104,808

CASH AND CASH EQUIVALENTS— beginning of year/Date of incorporation	$104,808	$-
CASH AND CASH EQUIVALENTS— end of year/period	$205,899	$104,808

The accompanying notes are an integral part of these consolidated financial statements.

F-6

TECHFORGE CO., LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Techforge Co., Ltd. (“Techforge” or the “Company”), together with its subsidiaries (collectively, the “Group”), operates an integrated AI-native micro-serial platform that delivers serialized short-form video content through mobile applications. The Group primarily generates revenue through the in-app sale of virtual currency, memberships and advertising.

Techforge is an exempted company incorporated under the laws of the Cayman Islands on February 28, 2025 as a holding company. The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. As of June 30, 2026, the Company’s subsidiaries were as follows:

	Date of incorporation or acquisition	Place of incorporation	Percentage of equity interest held
Subsidiaries
Anamana Pte. Ltd.	May 31, 2025	Singapore	100%
Fableform Co., Limited	November 6, 2025	Hong Kong S.A.R of PRC	100%
Shanghai Manmeow Technology Co., Ltd.	December 1, 2025	People’s Republic of China (“PRC”)	100%

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP.

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities. The consolidation of all entities has been accounted for in accordance with ASC 810.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities on the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. In accordance with ASC 250, changes in estimates will be recognized in the period in which the facts and circumstances change. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, the allowance for credit losses, deferred tax assets and deferred tax liability, estimated useful lives and impairment of long-lived assets.

Going Concern Consideration

The Group had accumulated deficits of $1,332,321 and negative working capital of $812,752 as of June 30, 2026. For the financial year ended June 30, 2026, the Group incurred a net loss of $1,397,495 and net cash outflows from operating activities of $1,095,770. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

F-7

The management of the Group is of the view that the use of the going concern basis in preparation of the consolidated financial statements is appropriate, after taking into consideration the following factors which will alleviate the substantial doubt about the Group’s ability to continue as a going concern.

●	The Group commenced commercial operations in May 2026 and generated initial revenue during financial year 2026. Management plans to scale the Group’s commercialization, improve user monetization, and control marketing and other operating expenditures to increase operating cash flows.

●	A related party that is controlled by the ultimate controlling party of the Group, has undertaken to provide continuing financial support to enable the Group to meet its liabilities as and when they fall due. Management of the Group is satisfied that the financial support will be available when required for at least next twelve months from the date these financial statements are issued.

●	Management will seek debt financing from outside parties and equity financing from shareholders. Subsequent to the end of the financial year and through the date these financial statements are issued, there was new capital injection from the shareholders amounting to $500,000.

Business Combinations and Asset Acquisitions

When an acquisition of an entity does not meet the definition of a business combination because either: (i) substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, or group of similar identifiable assets, or (ii) the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, the Group accounts for the acquisition as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

Revenue recognition

The Group’s revenue is primarily generated from the sale of virtual currency and membership products associated with micro-serial and advertisements within the Group’s platform.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenue from contracts with customers is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. To achieve the core principle of this standard, the Group applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Revenue from In-App Purchases

The Group primarily derives revenue from the sale of virtual currency and membership products associated with its micro-serial platform. The Group distributes its micro-serial content to users through its mobile platforms such as Apple App Store, Google Play, and other mobile platforms. Through these platforms, users can download the Group’s application and can purchase virtual currency and membership products.

F-8

The initial download of the application does not create a contract under ASC 606; however, the separate election by the user to make an in-app purchase satisfies the ASC 606 requirement for creating a contract. Users can pay for their virtual currency purchases through various widely accepted payment methods offered in the application. Payments from players for virtual currency are required at the time of purchase, which are non-refundable and relate to non-cancellable contracts that specify the Group’s obligations and cannot be redeemed for cash or exchanged for anything other than virtual currency within the Group’s application. The purchase price is a fixed amount that reflects the consideration that the Group expects to be entitled to receive in exchange for the use of virtual currency and membership benefits by its users. The platform providers collect proceeds from the users and remit the proceeds to the Group after deducting their respective platform fees.

Virtual Currency

The Group is primarily responsible for providing virtual currency, controls the content and functionality of micro-series content, and has discretion to establish the virtual currency. Therefore, the Group is the principal and, accordingly, revenue is recorded on a gross basis. Payment processing fees paid to platform providers are recorded within the cost of revenue. The Group’s performance obligation is to ensure the availability and functionality of the application environment, transfer the virtual currency to users, hosts micro-series content for users upon the consumption of virtual currency.

The Group’s application offers only the consumable virtual currency which represents item that can be consumed by a specific user action and do not provide the user any continuing benefit following the consumption. The consumable virtual currency is used to purchase the micro-series content for which the user has unlimited access until the content is unavailable from the platform. Proceeds from these sales of virtual currencies are initially recorded in contract liabilities. The Group recognizes the revenue over the estimated average content access period of users, starting from when the content access is made available to the users till the estimated last date the users access the purchased content.

Membership

For the sale of memberships, the Group recognizes revenue ratably over the contractual membership period during which the related membership benefits are provided. Memberships provide users with continuing access to the Group’s content library and related benefits, including ad-free viewing and full-library access, throughout the membership period. Accordingly, revenue is recognized on a straight-line basis over the applicable membership term, beginning when the membership is activated. The Group periodically monitors user usage patterns, membership terms, renewal behavior and other relevant operating data to assess whether the recognition pattern continues to appropriately reflect the transfer of the promised membership services.

Contract liabilities consist primarily of unused virtual currency balances and unamortized membership fees. The Group recognizes contract liabilities as revenue when virtual currency is consumed or membership benefits are provided.

Sales and other taxes collected from customers on behalf of governmental authorities are accounted for on a net basis and are not included in revenue or operating expenses.

Revenue from Advertisements

The Group also has relationships with certain advertising service providers for advertisements within its App and revenue from these advertising providers is generated through impressions, click-throughs, and banner ads. The Group has determined that displaying advertisements within the App is identified as a single performance obligation. The transaction price in advertising arrangements is established by the Group’s advertising service providers and is generally the product of the number of advertising units delivered (such as impressions and offers completed) and the contractually agreed-upon price per unit. Advertising revenue is recognized when advertisements are delivered within the micro-serial platform. The Group has determined that it is generally acting as an agent in its advertising arrangements, because the advertising service providers (i) maintain the relationship with the customers, (ii) control the pricing of the advertising such that the Group does not know the total price paid by the customer to the service providers, and (iii) control the advertising product through the time the advertisements are displayed in the Group’s App.

F-9

Technology services revenue

Technology service revenue is recognized point-in-time when control of the promised service or deliverable transfers to the customer. The Group has assessed that the customer does not simultaneously receive and consume the benefits of the Group’s performance as it is performed and does not control the work in progress or an asset created or enhanced by the Group’s performance. The Group has also concluded that it does not have an enforceable right to payment for performance completed to date.

The Group is primarily responsible for fulfilling the promised technology services and for the quality and timeliness of its deliverables. The fees for the services are set forth in the applicable statement of work or order. Therefore, based on the terms of the current arrangements, the Group is the principal and records service revenue on a gross basis.

Disaggregation of Revenue

The Group disaggregates its revenue by Timing of revenue recognition as follows:

	For the year ended June 30, 2026	For the period from February 28, 2025 (Date of incorporation) to June 30, 2025
Point-in-time	$93,753	$-
Overtime	15,209	-
Total revenue	$108,962	$-

The Group disaggregates its revenue by geographic region as follows:

	For the year ended June 30, 2026	For the period from February 28, 2025 (Date of incorporation) to June 30, 2025
Players located in the North America	$8,178	$-
Players located in Europe	5,261	-
Players located in other regions	95,523	-
Total revenue	$108,962	$-

Contract Liabilities and Other Disclosures

The Group receives customer payments based on the payment terms established in the Group’s contracts. Payment for the purchase of virtual currency and membership products and such payments are non-refundable in accordance with the Group’s standard terms of service. Such payments are initially recorded as a contract liability, and revenue is subsequently recognized as the Group satisfies its performance obligations.

The following table summarizes the Group’s opening and closing balances in contract liabilities and accounts receivable:

	Accounts Receivable	Contract Liabilities
Balance as of June 30, 2025	$-	$30,027
Balance as of June 30, 2026	13,729	3,592

F-10

The Group assessed the disclosure requirements for remaining performance obligations under ASC 606-10-50-13. The Group determines that it qualifies for the exemption under ASC 606-10-50-14 (1), as the performance obligations are part of contracts with an original expected duration of one year or less.

The table below presents the activity of contract liabilities during the year/period ended June 30, 2026 and 2025, respectively.

	As of June 30,
	2026	2025
Balance at the beginning of the year/date of incorporation	$30,027	$-
Acquired through acquisition a subsidiary	-	29,877
Cash received	6,865	-
Revenue recognized	44,686	-
Foreign currency translation	11,386	150
Balance at the end of the year/period	$3,592	$30,027

Software Development Costs

The Group accounts for costs incurred in developing or obtaining software for infrastructure and internal use in accordance with ASC 350-40 Intangibles—Goodwill and Other—Internal-Use Software. The Group capitalizes qualifying software development costs when management has authorized and committed to funding the software project and it is probable that the project will be completed and the software will be used to perform its intended function. Costs incurred prior to meeting these capitalization criteria are expensed as incurred. Costs associated with software maintenance and employee training after completion of the software development are also expensed as incurred.

Capitalized software development costs are recorded as intangible assets and amortized on a straight-line basis over their estimated useful lives, which are generally three years, commencing when the software is substantially complete and ready for its intended use. Capitalized software development costs relating to software that is still under development are not amortized until the software is substantially complete and ready for its intended use.

During the year/period ended June 30, 2026 and 2025, the Group capitalized software development costs of approximately $0.5 million and nil, respectively. Amortization expense related to capitalized software development costs amounted to $16,803 and nil for the year/period ended June 30, 2026 and 2025, respectively.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks, which have original maturities of three months or less. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable and Expected Credit Losses

The Group maintains an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance in the consolidated statements of operations and comprehensive loss. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, services or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customer.

F-11

Fair Value of Financial Instruments

The Group follows the provisions of FASB ASC Section 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, short-term loans, accounts payable, accrued expenses and other current liabilities approximate their fair value based on the short-term maturity of these instruments.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to recognize the cost of the related assets over their useful lives using the straight-line method, as follows:

Category	Estimated useful lives	Residual value
Electronic equipment	3 years	5%

The Group charges maintenance, repairs, and minor renewals directly to expenses as incurred; major additions and betterments are capitalized.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as significant adverse changes to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the remaining useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the year/period ended June 30, 2026 and 2025.

Income taxes

The Group accounts for income tax under FASB ASC Section 740 which utilizes the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the differences between financial statement carrying amounts of assets and liabilities versus the tax basis of assets and liabilities. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Group provided $269,763 and $422 of valuation allowance on the net deferred tax assets as of June 30, 2026 and 2025, respectively.

The Group continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income taxes for uncertain tax positions are classified as income tax expenses in the period incurred. No penalties or interest relating to uncertain tax positions were incurred during the year/period ended June 30, 2026, and 2025. As of June 30, 2026, the tax period ended December 31, 2025 for the Group’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

F-12

Under the Provisional Regulations of the PRC Concerning Income Tax on Enterprises promulgated by the PRC, income tax is payable by enterprises at a rate of 25% of their taxable income determined under PRC accounting rules. The Group believes that it has provided the best estimates of its accrued tax liabilities because those accruals are based on the prevailing tax rates stipulated under the laws.

Under the provisions of profits tax enacted in Hong Kong, profits tax is payable by enterprises at a rate of half the current rate (i.e., 8.25%) for the first HK$2 million of profits earned while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

Under the provisions of profits tax enacted in Singapore, tax on the taxable income as reported in its statutory financial statements is adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

Value added tax (“VAT”)

The Group’s PRC subsidiaries are subject to VAT, but the Group’s PRC subsidiaries primarily only provide services to overseas entities, which is exempt from VAT. Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and VAT rates range from 6% to 13%, depending on the type of goods or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Group’s subsidiaries in China remain subject to examination by the tax authorities for five years from the date of filing. Under the provisions of tax enacted in Hong Kong, no VAT is levied.

Goods and Services Tax

Under the Goods and Services Tax Act 1993 (“GSTA”), goods and services tax (“GST”) is charged on any supply of goods or services made in Singapore where it is a taxable supply made by a taxable person in the course or furtherance of any business carried on by the taxable person, as well as certain imported supplies procured by a taxable person that is not entitled to full input tax credit or that belongs to a GST group that is not entitled to full input tax credit. The prevailing GST rate with effect from January 1, 2024 is 9%.

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) third-party advertising and user acquisition costs; (ii) salaries, bonuses, benefits and other compensation for selling and marketing personnel; and (iii) depreciation of assets used in selling and marketing activities.

General and administrative expenses

General and administrative expenses consist primarily of (i) personnel costs, including salaries, bonuses and other direct labor costs for general and administrative personnel; (ii) fees for outsourced professional services, such as consulting, legal and accounting services; and (iii) rent, depreciation, travel, communication and other corporate expenses.

Employee benefits

The Group participates in the national pension schemes as defined by the laws of the jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

F-13

Foreign currency translation

The functional currency of the Company and its subsidiaries in Singapore and Hong Kong is the U.S. dollar (“US$”), while the functional currency of the Company’s subsidiary in China is the Chinese Renminbi (“RMB”). The Group’s consolidated financial statements are presented in US$.

For the subsidiary whose functional currency is not US$, its assets and liabilities are translated into US$ at the exchange rates in effect at the end of each reporting period. Equity accounts are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rates prevailing during the reporting period, where such rates approximate the exchange rates at the dates of the underlying transactions. The resulting foreign currency translation adjustments are recognized in other comprehensive income and accumulated in accumulated other comprehensive income as a separate component of shareholders’ equity.

Foreign currency transactions denominated in currencies other than an entity’s functional currency are initially recorded in the entity’s functional currency using the exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are remeasured using the exchange rates in effect at the end of each reporting period. Foreign currency transaction gains and losses resulting from such remeasurement are recognized in the consolidated statements of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table outlines the currency exchange rates that were used in creating these consolidated financial statements:

	As of June 30,
	2026	2025
Balance sheet items, except for equity accounts	$1=RMB6.7851	$1=RMB7.1636

	For the Year Ended June 30,
	2026	2025
Items in the statements of operations and comprehensive loss, and statements of cash flows	$1=RMB6.9940	$1=RMB7.2143

Credit risk and concentrations of customers and suppliers

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and accounts receivable. As of June 30, 2026 and 2025, $205,899 and $104,808 of the Group’s cash and cash equivalents, respectively, were on deposit at financial institutions in the PRC, Hong Kong and Singapore, which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits for each account in each bank in RMB and in foreign currency placed with them for up RMB500,000 (approximately $72,000). Such Deposit Insurance Regulations would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the coverage limit. However, the Group believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Group believes that the Chinese banks that hold the Group’s cash and cash equivalents, restricted cash, and short-term investments are financially sound based on publicly available information. In Hong Kong, the Deposit Protection Scheme (the “DPS”) is established under the Deposit Protection Scheme Ordinance. In case a member bank of DPS (a Scheme member) fails, the DPS will pay compensation up to a maximum of HK$500,000 (approximately $64,000) to each depositor of the failed Scheme member. Singapore Deposit Insurance Corporation Limited (SDIC) administers the Deposit Insurance (DI) Scheme and Policy Owners’ Protection (PPF) Scheme in Singapore. A depositor has up to S$75,000 insured by Singapore Deposit Insurance Corporation (“SDIC”).

Accounts receivable are typically unsecured, non-interest bearing and derived from revenue earned from customers, and are thereby exposed to credit risk. The risk is mitigated by the Group’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Group bases its allowance for credit losses on management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable based on historical collection experience and current and expected future economic and market conditions.

F-14

Apple and Google are significant distribution, marketing, promotion, and payment platforms for the Group’s micro-serial business. A significant portion of the Group’s revenue has been generated from users who accessed the Group’s micro-serial platform through these platforms. Therefore, the Group’s accounts receivable are derived mainly from sales through these two platforms. As of June 30, 2026, Google and Apple accounted for approximately 71.3% and 19.0% of the Group’s total accounts receivable balance.

As of June 30, 2026, one supplier accounted for 86.9% of the Group’s total accounts payable balance. As of June 30, 2025, the Group did not have an accounts payable balance. For the year ended June 30, 2026, three suppliers accounted for approximately 16.44%, 13.49% and 10.10% of the Group’s total purchase, respectively.

Segment reporting

The Group determines its operating segments based on components that engage in business activities from which they may earn revenues and incur expenses, and for which discrete financial information is available. These segments are identified based on internal financial reports that are regularly reviewed by the Group’s chief operating decision maker (“CODM”) for purposes of allocating resources and assessing performance.

In accordance with ASC 280, Segment Reporting, the Group applies the “management approach” in determining its reportable segments. The Group’s CODM is the Group’s Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Group has determined that it operates as one operating segment. The Group has concluded that consolidated net loss is the measure of segment profitability. The CODM assesses performance for the Group, monitors budget versus actual results, and determines how to allocate resources based on consolidated net loss as reported in the consolidated statements of operations and comprehensive loss. As all of the Group’s long-lived assets are located in the PRC, no geographical segment information is presented.

Recent accounting pronouncements

On September 18, 2025, the FASB issued Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 modernizes the accounting for internal-use software (the existing internal-use software guidance does not contemplate more current methods of software development). The amendments in ASU 2025-06 are limited and focused on the key challenge that entities face in applying FASB Accounting Standards Codification (FASB ASC) 350-40—applying that guidance to software that is developed using modern, iterative approaches such as Agile, DevOps, and continuous-deployment models that do not fit neatly into the legacy “preliminary-project / application-development / post-implementation” stages described in today’s Subtopic 350-40.The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that this update will have on the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This update establishes the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-10.

F-15

In December 2025, the FASB issued ASU 2025-11, which is intended to improve the navigability of the guidance in ASC 270 and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. The ASU also addresses the form and content of such financial statements, adds lists to ASC 270 of the interim disclosures required by all other Codification topics, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. As the Board stated in the proposed guidance and reiterates in the ASU, the amendments are not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. For public business entities, the amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. For entities other than public business entities, for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities. The Group is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements (“ASU 2025-12”). ASU 2025-12 addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to U.S. GAAP. The update represents changes to the Codification that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of adopting ASU 2025-12.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The ASU requires PIK dividends on equity-classified preferred stock to be initially measured based on the stated PIK dividend rate in the preferred stock agreement. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This standard provides guidance on the accounting for environmental credits (such as renewable energy credits, carbon credits) and related obligations. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. The Group is currently evaluating the impact of this standard on its consolidated financial statements.

Note 3 — ASSET ACQUISITION

On May 31, 2025, Techforge acquired 100% of the equity interest in Dreamtech Pte. Ltd., subsequently renamed Anamana Pte. Ltd.(“Anamana”) and nil consideration transferred. Upon completion of the acquisition, Anamana became a subsidiary of Techforge. The Group evaluated the transaction under ASC 805 and is of the view that the acquisition of Anamana does not constitute a business, and therefore account for it as an asset acquisition.

The assets acquired and liabilities assumed from this asset acquisition are measured based on the fair value of the net assets acquired, which is more clearly evident, and thus more reliably measurement.

The assets acquired and liabilities assumed were as follows:

Net assets acquired
Cash and cash equivalents	$103,664
Prepaid expenses and other current assets	3,756
Contract Liabilities	(30,027)
Accrued expenses and other current liabilities	(9,735)
Net assets acquired	$67,658

F-16

Acquisition-related costs incurred for the acquisition were not material. The difference between the nil consideration transferred and the net assets acquired, amounting to $67,658 was recognized under retained earnings. No gain or loss was recognized in the consolidated statement of operations and comprehensive loss.

Note 4 — ACCOUNTS RECEIVABLE

As of June 30, 2026 and 2025, the balance of accounts receivable amounted to $13,729 and $nil, respectively. For the year ended June 30, 2026, the Group assessed the collectability of accounts receivable and concluded that no loss allowance is necessary.

As of the date of these financial statements are issued, the Group had collected all the accounts receivable outstanding as of June 30, 2026.

Note 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,
	2026	2025
Electronic equipment	$47,719	$-
Less: accumulated depreciation	(1,650)	-
Property and equipment, net	$46,069	$-

Depreciation expense was $1,601 and currency translation differences were $49 for the year ended June 30, 2026. Depreciation expense was nil for the period from February 28, 2025 (date of incorporation) to June 30, 2025. No property and equipment was written off for the year ended June 30, 2026 and for the period from February 28, 2025 (date of incorporation) to June 30, 2025.

As of June 30, 2026 and 2025, the Group did not record any impairment loss of property and equipment.

Note 6 — INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of June 30, 2026 and 2025:

	As of June 30,
	2026	2025
Developed Software	$311,757	$-
Software under development	188,975	-
Total intangible assets	500,732	-
Less: accumulated amortization	(17,320)	-
Intangible assets, net	$483,412	$-

Amortization expense was $16,803 and currency translation differences were $517 for the year ended June 30, 2026. Amortization expense was nil for the period from February 28, 2025 (date of incorporation) to June 30, 2025. No intangible assets were written off for the year ended June 30, 2026 and for the period from February 28, 2025 (date of incorporation) to June 30, 2025.

As of June 30, 2026 and 2025, the Group did not record any impairment loss of intangible assets.

F-17

Note 7 — SHORT TERM LOAN

As of June 30, 2026 and 2025, the short-term loan consisted of a loan from a third party with a carrying amount of $737,886 and nil, respectively. The loan provides for a maximum aggregate principal of $1,000,000 and the loan is non-revolving, non-interest bearing and unsecured. The loan agreement is dated December 19, 2025 and matures on November 19, 2026, eleven months after the agreement date.

Note 8 — INCOME TAXES

Cayman

The Group is incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Singapore

Anamana is incorporated in Singapore and is subject to Singapore Corporate Tax. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax. No taxable profit was generated in Singapore during the years ended June 30, 2026, and 2025.

Hong Kong

Fableform is a company registered in Hong Kong and is subject to the following corporate income tax rate: the first HK$2 million of profits earned will be taxed at half the current rate (i.e., 8.25%), while the remaining profits will continue to be taxed at the existing 16.5% if revenue is generated in Hong Kong.

PRC

Under the PRC Enterprise Income Tax Law, the standard enterprise income tax rate for domestic enterprises and foreign-invested enterprises is 25%.

i)	The components of the income taxes expense were as follows:

	For the year ended June 30, 2026	For the period from February 28, 2025 (Date of incorporation) to June 30, 2025
Current income tax expense	$-	$-
Deferred income tax expense	63,007	-
Total	$63,007	$-

ii)	The following table summarizes net deferred tax assets and deferred tax liabilities resulting from differences between the financial accounting basis and tax basis of assets and liabilities:

	As of June 30,
	2026	2025
Deferred tax assets:
Net operating loss carried forward	$1,589,078	$2,484
Total deferred tax assets	269,763	422
Less: valuation allowance	(269,763)	(422)
Deferred tax assets, net of valuation allowance	$-	$-

F-18

The valuation allowance for the year/period ended June 30, 2026 and 2025 increased by $269,341 and $422, respectively.

	As of June 30,
	2026	2025
Deferred tax liabilities:
Intangible assets	$64,946	$-
Net deferred tax liabilities	$64,946	$-

Reconciliation of difference between the Singapore statutory income tax rate of 17% and the Group’s effective income tax expense is as follows:

	For the year ended June 30, 2026	For the period from February 28, 2025 (Date of incorporation) to June 30, 2025
Loss before income tax expense	$(1,334,488)	$(2,484)
Computed income tax expense at the statutory tax rate	(226,863)	(422)
Differential income tax rates applicable to certain entities	20,529	-
Changes in valuation allowance	269,341	422
Income tax expense	$63,007	$-

As of June 30, 2026, the tax years ended December 31, 2025 for the Group’s PRC, Hong Kong and Singapore subsidiaries remain open for statutory examination or additional assessment under the applicable local tax rules. The Group continually evaluates expiring statutes of limitations, tax audits, proposed settlements, changes in tax law and new authoritative rulings.

As of June 30, 2026, the Group had net operating loss carryforwards of $1,589,078 of which $1,513,015 arose in the Group’s Singapore subsidiary and $76,063 arose in the Group’s Hong Kong subsidiary. As of June 30, 2025, the Group had net operating loss carryforwards of $2,484, all of which arose in the Group’s Singapore subsidiary.

As of June 30, 2026 and 2025, deferred tax assets from the net operating loss carryforwards amounted to $269,763 and $422, respectively. The Group recorded valuation allowances of $269,763 and $422 as of June 30, 2026 and 2025, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years. The Group will continue to reassess the realizability of its deferred tax assets in future reporting periods and may reverse all or a portion of the valuation allowance when sufficient positive evidence becomes available to support their realization.

The realization of the future income tax benefits from the tax losses carry forward of Group’s subsidiary in Singapore is available for an unlimited future period subject to the conditions imposed by Singapore Income Tax Act, including the retention of majority shareholders as defined. The Hong Kong subsidiary’s tax loss carryforwards can also be carried forward indefinitely, subject to the conditions imposed by the Hong Kong Inland Revenue Ordinance, including continuity of the relevant business and applicable anti-avoidance rules.

Note 9 — SHAREHOLDERS’ EQUITY

Techforge was established under the laws of the Cayman Islands on February 28, 2025. The authorized share capital of the Group is $50,000 divided into 500,000,000 shares of par value $0.0001 each. As of June 30, 2026 and 2025, 10,000 ordinary shares were issued and outstanding.

The share capital was yet to be paid up as of June 30, 2025. During the financial year ended June 30, 2026, the share capital was paid up by $1,000,000.

F-19

Note 10 — RELATED PARTY TRANSACTIONS

Due to a related party

As of June 30, 2026 and 2025, the Group had amounts of $17,857 and $nil, respectively, due to Gamehaus Limited, a company controlled by the Group’s ultimate controlling party. The balance was unsecured, non-interest bearing and due on demand.

During the year ended June 30, 2026, the Group earned technology services revenue of $91,984 from Gamehaus Limited, and had receipts on behalf of Gamehaus Limited amounting to $17,324.

Note 11 — SEGMENT REPORTING.

The Group follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, as amended by Accounting Standards Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires companies to disclose segment information based on how management allocates resources and evaluates operating performance.

The Group’s CODM is its Chief Executive Officer. The CODM regularly reviews financial information, including segment revenue, gross profit, significant segment expenses (selling expenses, research and development expenses and general and administrative expenses), segment net income (loss), and segment assets, presented on a consolidated basis for purposes of making operating decisions, assessing financial performance, and allocating resources.

The Group’s primary measure of segment performance is segment net income (loss). Other key measures reviewed by the CODM include segment revenue, gross profit, significant segment expenses (selling expenses, research and development expenses and general and administrative expenses), and segment assets.

The Group manages its operations and allocates resources as a single operating segment.

The following table includes the significant expense categories and amounts that are regularly provided to the CODM:

	For the Year Ended June 30,
	2026	2025
Revenues	108,962	-
Less:
Salary and employee benefit expenses	(756,615)	-
Technical services fees	(496,363)	-
Office expenses	(27,960)	(1,602)
Other segment items(i)	(162,512)	(882)

Segment net loss before income taxes	(1,334,488)	(2,484)

(i)	Other segment items include marketing promotion fees, consulting service fees and others.

Note 12 — COMMITMENTS AND CONTINGENCIES

Lease commitment

As of June 30, 2026, total future minimum lease payments under the non-cancellable operating lease for the office, were $3,432, all of which are payable within one year.

Contingencies

The Group may be involved in various legal proceedings, claims, and other disputes arising from the commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss for a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Group was not aware of any litigation, claims, or disputes as of June 30, 2026.

Note 13 — SUBSEQUENT EVENTS

The Group evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were issued. Based on the review, management identified the following subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Proposed Transaction with Gamehaus Holdings Inc.

On November 2, 2026, Techforge, certain of its shareholders and Gamehaus Holdings Inc. (“Gamehaus”) entered into a definitive share purchase agreement, under which Gamehaus will acquire a 49% equity interest in Techforge from the selling shareholders, including an entity controlled by Mr. Feng Xie, Techforge’s founder and chairman, for $19.6 million. The consideration will be settled by issuing 24,500,000 Class A ordinary shares of Gamehaus at $0.80 per share.

On November 2, 2026, Gamehaus entered into a share subscription agreement with Techforge, under which Gamehaus agreed to invest $7.0 million in cash in Techforge in exchange for 2,526 newly issued shares, subject to certain closing conditions. Following completion of both transactions, Gamehaus is expected to hold approximately 56% of Techforge.

F-20